Contact

www.linkedin.com/in/christophe-dessaigne-01085517 (LinkedIn)

Top Skills

Marketing Strategy
Public Relations
Project Management

Languages

French (Native or Bilingual)
Spanish (Full Professional)
English (Native or Bilingual)

Honors-Awards

European innovation of the year - Vocale Presse

Christophe Dessaigne

Global Executive | Growth Company Strategist | Board Member | Private Equity/Impact Investor | Community Champion
Fort Wayne, Indiana, United States

Summary

Global Executive | Growth Company Strategist | Team Leadership | Seasoned Board Member | Private Equity/Impact Investor | Exit Strategies | Community Champion | Business coaching | Entrepreneur | Fluent in English, French & Spanish

Experience

Jackbe
Co-Founder
June 2020 - Present (2 years 5 months)
Oklahoma City, Oklahoma, United States

JackBe - "Redefining the way grocery shopping fits into life."

Ambassador Supply, LLC
Director Board Of Directors
September 2016 - Present (6 years 2 months)
Ohio, USA

Ambassador Enterprises, LLC
4 years 11 months

Senior Executive Manager, VP of Impact Investing
July 2017 - August 2019 (2 years 2 months)
Fort Wayne, Indiana Area

Investment Manager
October 2014 - June 2017 (2 years 9 months)
Fort Wayne, Indiana Area

Mend Medical
Member Board of Directors
April 2017 - July 2019 (2 years 4 months)
Fort Wayne, Indiana Area

AssessMD™ Assessment and Scoring Tools

Chairman of the Board of Directors

October 2015 - July 2018 (2 years 10 months)

McKinney, TX

AssessMD provides accurate, reimbursable mental health assessments in real-time. This is a great product that can help save many lives.

Vennli

Member Board Of Directors

March 2015 - December 2017 (2 years 10 months)

South Bend, Indiana

Vennli is a Cloud-Based Growth Software providing real time customer insights that gives actionable prioritized information to capture market share in meaningful ways. The company's comprehensive SaaS product suite centers on building growth cases – strategic and tactical plans for growth in specific market segments defined by customer segment and competitor options.

Impact Teachers

Managing Director

January 2012 - October 2014 (2 years 10 months)

London, UK

Impact Teachers is an education recruitment agency that offers outstanding solutions for teachers and schools in England. It was founded in 2005 with the purpose of providing schools and teachers the opportunity to combine their professional work with a desire to impact social change. The agency now recruits exceptional teachers from Canada, Australia, New Zealand, Ireland, and the United Kingdom to teach in UK schools.

As a Director of this education recruitment agency established as a social enterprise, I hold overall responsibility for the company's strategy to produce financial results as well as development and growth of the team.

Key Responsibilities:

• Identifying, establishing and maintaining company's culture and values.

• Setting overall company strategy and driving sales development.

• Forging high level partnerships with schools, academies, universities and education-based charities.

• Communicating focus on company's social purpose (education in India and Uganda) to all stakeholders.

• Establishing trust within the teams and empowering people with clear strategic anchors

OPTIONS

Managing Director

December 2008 - January 2012 (3 years 2 months)

London, United Kingdom

As Managing Director of this luxury event equipment hire business, I was responsible for the set up, launch, development and full operational running of the UK based subsidiary. Partnered with PR agency to develop brand recognition and organized a launch event 4 months after business startup. Oversaw all machinery and tool installation and reception of all goods. Creatively navigated challenging recruitment needs for bilingual candidates at management level. Presided over year on year increase in revenue and sales.

Key Accomplishments:

Attendance of over 150 potential clients at launch event
Successful market penetration through personally meeting top 75 potential clients
Full operational capability within 5 months of business setup
12 full-time staff by the end of the second year (20 during high season)
150% revenue increase from startup in 2009 to 2010
Additional 90% revenue increase from 2010 to 2011

Emap

2 years 2 months

International Business Development Manager

April 2007 - December 2008 (1 year 9 months)

Promoted from Key Account Manager to the newly created position of International Business Development Manager, I established and managed a network of International Sales Representatives operating from 19 countries to extend the company's representation in over 40 countries.

My main mission in managing a team of International Sales Representatives was to drive sales generation, media partnership, connecting with local major keynote speakers and developing relationship with local partners.

Overall responsibility for sales strategy to achieve £1 million in revenue per event

Individually generated 55% of total delegate revenue
Recruitment, training and management of 7 international telesales and account managers generating 45% of remaining total revenue

International Key Account Manager
November 2006 - April 2007 (6 months)
London, United Kingdom

Akompas Technologies - Vocale Presse
Founder and CEO
June 2002 - August 2004 (2 years 3 months)
Sophia Antipolis, France

My passion for social enterprise led me to create a company to develop and distribute a software technology to enable blind people to “read” newspapers and other publications.

• Winner of French Research & Development Grant
• Awards and Prizes: European innovative product of the year (2002) and National Best Young Entrepreneur (2003)
• Negotiated and successfully signed editorial agreements with top French publications including Le Monde, Le Figaro (Soc Press), and l’Equipe (Armoury)
• Established brand image and distribution network
• 300% sales increase during second year of operation

Education

SKEMA Sophia Antipolis
Master in Management, Management; Entrepreneurship and Telecommunications · (2000 - 2002)

IESA
MBA Program, International Negotiation and Stakeholder Analysis · (2002 - 2002)

IABC Bible College
Certificate, Leadership and Management in development, mission and humanitarian world · (2004 - 2006)

Humber College

Bachelor of Arts, Business Administration; Strategic Management and e-Commerce · (1999 - 2000)

Lyon B University

Bachelor of Arts, Trade and Sales Techniques · (1997 - 1999)